Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 16

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Milton C. Ault, III

Purchase of Class A Common Stock	107,999	$0.2470[1]	09/01/2026
Purchase of Class A Common Stock	42,000	$0.2348[2]	09/02/2026

William B. Horne

Purchase of Class A Common Stock	100,000	$0.1999[3]	09/02/2026

1 The common stock was purchased by the reporting person in open market transactions on the transaction date, with a volume weighted average purchase price of $0.2470. The range of purchase prices on the transaction date was $0.2351 to $0.2545 per share. The reporting person undertakes to provide, upon request by the SEC staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.

2 The common stock was purchased by the reporting person in open market transactions on the transaction date, with a volume weighted average purchase price of $0.2348. The range of purchase prices on the transaction date was $0.2319 to $0.2369 per share. The reporting person undertakes to provide, upon request by the SEC staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.

3 The common stock was purchased by the reporting person in open market transactions on the transaction date, with a volume weighted average purchase price of $0.1999. The range of purchase prices on the transaction date was $0.1999 to $0.20 per share. The reporting person undertakes to provide, upon request by the SEC staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.